

# Live Masterminds:
## THE GLOBAL ECOSYSTEM FOR HEART-LED COACHES

# TABLE OF
# CONTENTS



THE PROBLEM .................................................................................................... 3

OUR SOLUTION .................................................................................................... 4

CURRENT TO FUTURE .......................................................................................... 5

INTRODUCING LIVE MASTERMINDS ........................................................... 6-7

WE'VE LIVED THIS JOURNEY ............................................................................. 8

MEET THE TEAM ............................................................................................. 9-10

LIFE'S BEEN PREPARING US FOR THIS ......................................................... 11

WHY NOW? ........................................................................................................... 12

THE CURRENT STATE OF INDUSTRY .............................................................. 13

ADDRESSABLE MARKET .................................................................................... 14

COMPETITIVE LANDSCAPE .............................................................................. 15

RISKS ..................................................................................................................... 16

LMM'S REVENUE MODEL ................................................................................... 17

LMM'S TECHNOLOGY AND PARTNERSHIP ROADMAP ............................... 18

USE OF PROCEEDS ............................................................................................ 19

## FAILURE TO LAUNCH

**Most new coaches are transitioning from corporate jobs or from no job, and never get started due to the complexity of launching a business**

## LACK OF ORGANIZATION

**Only a handful of coaching businesses are organized**

THE
PROBLEM(S)

## DEMAND/SUPPLY IMBALANCE

**is moving beyond only celebrities or professional athletes and C-suite executive coaching**



LIVE
MASTERMINDS

# PLUG AND PLAY SOLUTION

for emerging coaches who tend to have certifications but are unable to enroll and scale businesses (beta-coaching does not allow for coaches to "sell" beyond 1:1 which remains an uphill task)

---

# WE MAKE IT EASIER FOR ANY COACH TO ACCESS:

- Our curated selection of technology partnerships
- Carefully selected resources
- Curated coaching communities globally
- Selected alternative online ed-tech platforms
- Our partnerships with selected influencers in this business
- Curated Social media and branding services
- Our affiliates across the eco-system
- Capital access when growth and scale is needed
- Specialized consulting services





# OUR SOLUTION

LIVE MASTERMINDS

# CURRENT TO FUTURE



**"Without LiveMastermind Platform"**



**"With LiveMasterminds Platform"**



INTRODUCING
LIVE MASTERMINDS

# LIVE MASTERMINDS.COM'S CORE PROMISE:

*Empower bold entrepreneurs to launch their dream businesses so that they can serve the world without limits and create abundant wealth.*

# LMM CALLS FORTH BOLD, CONSCIOUS LEADERS

*To step up and leverage their unique expression fearlessly through business.*



LIVE
MASTERMINDS

# INTRODUCING LIVE MASTERMINDS

# WE PROVIDE COACHES AND LEADERS ACCESS TO A PLUG-AND-PLAY INFRASTRUCTURE AND RESOURCES THAT THEY NEED TO:

- Step up and create their unique expression (through business) fearlessly
- Market themselves effectively, *globally*
- Enroll more clients through our proprietary programs
- Access most reliable resources in this business through LMM's distribution platform and easy interface
- Support and scale their businesses, through LMM's affiliate partnerships and collaborations with other coaches in various niches
- Services that most business require: accounting, legal, insurance, through LMM's selected partners

***LMM is the go-to distribution / marketplace platform that brings together: coaches, clients, resources, technology, and support services***



LIVE MASTERMINDS

# WE'VE LIVED THIS JOURNEY

**1** "MY DAD RAN MY LIFE"

**2** "I HAD MY FIRST CLIENT AT AGE SIX, AND IT WAS MY MOM"

**3** "I GET PAID JUST ENOUGH SO I WON'T QUIT"

**4** "I READ MY FIRST PERSONAL DEVELOPMENT BOOK AT AGE ELEVEN...THE NEW TESTAMENT"

*Our personal experiences shape our lives, if lived deeply and truly. We want to live our lives in congruence, and that's why we chose this journey.*



# MEET THE TEAM



## RAJU PANJWANI

An immigrant to the US with no money, Raju began his career as a New York State CPA in 1980. He rose through the ranks at PwC that led him to Morgan Stanley where he has multiple leadership roles over 18 years.

An early life divorce, six near-death experiences, loss of his second wife and being a single father to two kids has taught Raju about life and he shares that passion for personal development and coach entrepreneurs and leaders.

Raju has also had five start-ups. His industry experience cuts across: securities markets, risk management, investment banking, FinTech, technology-enabled services and asset management.

As a John Maxwell Certified Coach and Speaker, and a leadership-focused coach, Raju is passionate about helping business owners grow their vision and realize their potential. He has taught the Dale Carnegie course, curated and developed several hundreds of hours of training, participated in exclusive masterminds, and coached leaders.





# MEET THE TEAM



## TRICCIA RAMOS

A few years ago while working as a District Manager, Triccia juggled multiple priorities in an ever changing retail landscape while also teaching group fitness classes, dabbling in network marketing, and building her holistic health coaching practice. All the signs were telling her to S L O W down, but she resisted. It was not until she had a stroke in 2014, that she began to look at life through a different lens. Faced with her mortality, she made a commitment to embrace each moment in and outside of work with intention and integrity. Two years ago, she left a 20 year career in Corporate America to launch her business as a full time coach.

As a Certified High Performance Coach, with a Bachelor of Science degree in Psychology, and a Health Coach Certificate from The Institute for Integrative Nutrition, Triccia brings a bold and conscious approach to helping business leaders and entrepreneurs achieve success through interdependency.

Triccia digs deep with her clients to tap into unity consciousness, which allows them to unite with themselves, others, nature, and a Divine power of their understanding. By reconditioning their habitual beliefs and actions, clients are able to reach their next level of growth, impact and service to others.

# LIFE'S BEEN PREPARING US FOR THIS

→ We bring 60+ combined years of hands-on entrepreneurship, leadership training and coaching experience and most recently, having launched our own Coaching business in 2020, we know what it takes to build a coaching business and give clients veritable results!

→ Business building experience -- having set up and started 3 brand new divisions in Corporate America and 4 start-ups (Raju). Set up and operated full-scale retail stores in new and existing markets (Triccia).

→ Passionate and dedicated to personal development for many decades: taught and participated in several masterminds. Solid relationships and networked into the eco-system of coaching: technology platforms, coaching communities worldwide, ed-tech investors, leading influencers in the coaching business, social media marketing and support service providers.

→ Already generated $100,000 in contracted revenue in six months with clients worldwide!

*It is as if life has been preparing us for this time: to help transform the lives of those that are willing to "step into the arena" and be of service to others!*



# WHY NOW?

**1** We want to make self-education and the specific expertise required to accelerate the growth, easily accessible.

**2** With the market going global, a piano teacher in Denver, CO, can access a student in Shanghai, China on our platform!

**3** There is an unprecedented need for up-skilling, as the Future of Work changes forever!

**4** Millennial-thinking and the global pandemic have turned old paradigms on their head. With traditional education form deteriorating and self-education becoming more linked with 'thriving' rather than just surviving, there is a greater awareness of living more fulfilled lives.

*Thanks to 2020, there has not been a better time than now to launch an inclusive platform for heart-centered coaches to become influential entrepreneurs*



# CURRENT STATE OF INDUSTRY



CERTIFICATION HAS LITTLE MEANING: IT DOES NOT EQUAL TO VALUE PERCEIVED BY CLIENTS

VERY FEW SUCCESS STORIES OF COACHES

MOST OF THEM HAVE BEEN PRIVATE, MOSTLY IN NICHE SPACES AND DOING MOSTLY 1:1 COACHING (TRADING TIME FOR MONEY)

2020 HAS CHANGED THE EQUATION: THE MARKET IS GLOBAL

FUTURE OF WORK CONVERSATIONS ABOUND

PANDEMIC HAS CREATED AN EXPLOSIVE NEED FOR FOCUSED AND ACCELERATED LEARNING, FOLLOWING THE ALREADY CHALLENGING JOB MARKET FOR EXPERIENCED INDIVIDUALS LOOKING FOR ALTERNATIVE SKILLS TO UPGRADE

COACHING MARKET ALREADY AT CIRCA

$2 BILLION: GROWING FROM JUST $360MM AT END OF 2018

# ADDRESSABLE MARKET

**PWC REPORT: COACHING IS THE SECOND FASTEST GROWING INDUSTRY IN 2021 !**

**COACHING MARKET ALREADY AT CIRCA**

**$2 BILLION: GROWING FROM JUST $360MM AT END OF 2018 | 2020 HAS CHANGED THE EQUATION: THE MARKET IS GLOBAL**

**DEMAND FOR COACHING, LEARNING AND PERSONAL DEVELOPMENT GROWING EXPONENTIALLY**

**CORPORATE TRAINING CHANGING RADICALLY TO FOCUSING ON INDIVIDUAL SELF-MASTERY**





# COMPETITIVE
# LANDSCAPE


LIVE
MASTERMINDS

| Categories/Company | Live Masterminds | MindValley | Mastermind.com | GrowthDay | BetterUp |
|---|---|---|---|---|---|
| **Target Market/Ideal Client** | Entrepreneurial Coaches Lacking Structure and Clarity | Lifelong students who see education system as broken | People who want to get into the self-education business/knowledge industry | High achievers who want even more growth and powerful trainings to fit into every week - "we need more growth days!" | Corporate employees or corporations seeking coaching |
| **Revenue Model** | Graduated Access (Monthly or annual) Subscription | Per program final or total bundle yearly subscription | Graduated Access Monthly Subscription | Yearly subscription | Variant depending on size of buyer |
| **Global Industry Experience** | Yes | Yes | | | |
| **Direct access to other industry leaders/partners** | Yes | | | | |
| **Recommended (Discounted) Tech. and Legal/Insurance/Accounting Services via Partners** | Yes | | | | |
| **Consulting Services In-House** | Yes | | | | |
| **Capital Access** | Yes | | | | |
| **Branding Services** | Yes | | | | |
| **Vetting** | Yes | | | | Yes |
| **Host Courses** | Yes | | Yes | | |
| **Live Coaching** | Yes | Yes | Yes | Yes | Yes |
| **Coaching Community** | Yes | | Yes | | |
| **Learners' Community** | Yes | Yes | | Yes | |
| **Course Directory** | Yes | Yes | Yes | | |
| **Tech Support** | Yes | | Yes | | |
| **Team of Engineers/Backend** | | Yes | Yes | Yes | Yes |



# RISKS

- Unforeseen events like technology outages for a prolonged period

- Geopolitical risks that may threaten certain markets

- Major countries creating 'internet walls' between certain countries

- All the risks that are typically associated with any holder of common equity securities. It is typical that all current shareholders will dilute their holdings. The value of such securities may increase or decrease, depending on the valuation at which new securities are issued.

*Social media and other technology platforms open up infinite possibilities for such risks to be easily surmounted.*



# LMM'S REVENUE MODEL

## SUBSCRIPTION
(Basic monthly starting at $____, with premium, pro and business categories going up to $497/month)

## AFFILIATE SHARE OF REVENUES
(technology, coaches, service providers)

## REFERRAL FEES

## CONSULTING AND COACHING

*LMM is built for all participants to thrive in an abundant world that rewards contribution. Our core programs seed the thesis for expansion of the coaches and their clients*



# LMM'S TECHNOLOGY AND PARTNERSHIP ROADMAP





MVP
PARTNERSHIPS
CLIENT ENROLLMENT
MM 'S UI/UX TECHNOLOGY PLATFORM
LMM TOKEN
1
2
3
4
5
June 2021
Most in place by June 2021
Ongoing
September 2021
Issuance June 2022

***Our platform is designed to move towards a decentralized world that allows coaches and entrepreneurs to thrive through collaboration and openness in an abundant world***

# USE OF PROCEEDS

CAPITAL SOUGHT: $1.07 MILLION

**1** DEVELOPMENT OF USER INTERFACE

$200K

**2** EXPAND LEADERSHIP TEAM, MARKETING, BRANDING AND SALES

$450K

**3** PARTNERSHIP NEGOTIATIONS

$157K

**4** STUDIO DEVELOPMENT, PRODUCTION AND RELATED TECHNOLOGY

$200K

*Our initial capital raise is designed to lay the foundation for the most open and collaborative marketplace platform in the coaching industry*

